CUSIP No. 27876C107                 13D                    Page 1 of 19 Pages


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                                  Pet DRx Corp.
              (formerly known as Echo Healthcare Acquisition Corp.)
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    27876C107
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                    Yoav Roth
                     c/o Hudson Bay Capital Management, L.P.
                            120 Broadway, 40th Floor
                               New York, NY 10271

                                 (212) 571-1244
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 3, 2008
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27876C107                 13D                    Page 2 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Fund LP             35-2257058
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    427,310 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    427,310 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            427,310 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.82%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 3 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Hudson Bay Overseas Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    697,190 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    697,190 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            697,190 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            2.97%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 4 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Hudson Bay Capital Management, L.P.   37-1511173
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,124,500 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.78%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 5 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Sander Gerber
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,124,500 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.78%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 6 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Yoav Roth
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Israel
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,124,500 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.78%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 7 of 19 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            John Doscas
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,124,500 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,124,500 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.78%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27876C107                 13D                    Page 8 of 19 Pages


Item 1.     Security and Issuer.

     This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Pet DRx Corp. (formerly known as Echo Healthcare Acquisition Corp.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 560 South Winchester Boulevard, Suite 500, San Jose, CA 95128.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

            (i) Hudson Bay Capital Management, L.P., a Delaware limited partnership, which is the trading manager of Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd.;

            (ii)   Hudson Bay Fund LP, a Delaware limited partnership;

            (iii) Hudson Bay Overseas Fund, Ltd., a Cayman Islands corporation;

            (iv) Sander Gerber, a United States citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

            (v) Yoav Roth, an Israeli citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

            (vi) John Doscas, a United States citizen, who serves as an executive officer of Hudson Bay Capital Management, L.P.;

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Reporting Persons is 120 Broadway, 40th Floor, New York, NY 10271.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto. The principal occupations of the officers and directors of Hudson Bay Overseas Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 27876C107                 13D                    Page 9 of 19 Pages


     (f) Hudson Bay Capital Management, L.P. and Hudson Bay Fund LP are Delaware limited partnerships. Hudson Bay Overseas Fund, Ltd. is a Cayman Islands corporation. Sander Gerber and John Doscas are United States citizens. Yoav Roth is an Israeli citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

The Common Stock purchased by Hudson Bay Fund LP was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $2,462,400. The Common Stock purchased by Hudson Bay Overseas Fund, Ltd. was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $4,017,600.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the shares of Common Stock were purchased with the intent of voting in favor of the then proposed merger (the "Merger") with XLNT Veterinary Care, Inc. ("XLNT").

     In order to give an incentive for Hudson Bay Fund LP to vote in favor of the Merger, certain of the founders of the Company (the "Backstop Parties") entered into a Backstop Agreement attached as Exhibit 2 hereto, dated as of January 3, 2008 by and among the parties named on the signature pages thereto (the "Backstop Agreement"). Hudson Bay Fund LP agreed to use its reasonable best efforts to acquire at least 750,000 shares of Common Stock of the Company for a price not to exceed $8.10 and use commercially reasonable efforts to assist brokers to vote such shares in favor of the Merger. The Backstop Parties agreed to provide Hudson Bay Fund LP with limited make-whole protection, as follows:
(A) upon the six-month anniversary of the closing of the Merger, the Backstop Parties agreed to pay Hudson Bay Fund LP an amount (the "Interim Backstop Payment") equal to fifty percent (50%) of the excess of (I) the aggregate purchase price (the "Initial Investment Amount") paid by Hudson Bay Fund LP for all the shares of Common Stock it acquired from January 3, 2008 until January 4, 2008, the date of the special meeting of the Company's stockholders to vote on the approval of the Merger, which was 800,000 shares of Common Stock of the Company (the "Purchased Shares"), less any sale proceeds received by Hudson Bay or deemed to be received by Hudson Bay in connection with a bona fide offer to buy shares (the "Rejected Shares") for cash immediately available upon settlement at a price per share equal to or greater than $6.25, over (II) the market price of the Common Stock (as determined in the Backstop Agreement) multiplied by the sum of (i) the number of Purchased Shares and (ii) 350,000 shares of Common Stock of the Company (together with the Purchased Shares, the "Total Shares"), excluding any Rejected Shares, and (B) upon the one-year anniversary of the closing of the Merger, the Backstop Parties agreed to purchase from Hudson Bay Fund LP the Total Shares still then held by Hudson Bay Fund LP less the Rejected Shares, for an aggregate consideration (the "Aggregate Buyback Amount") equal to the Initial Investment Amount less the sum of (i) the Interim Backstop Payment, (ii) the sale proceeds to Hudson Bay Fund LP from sales of any of the Total Shares prior to the one-year anniversary of the closing of the Merger and (ii) the sale proceeds to Hudson Bay Fund LP that would have been payable for Rejected Shares prior to the one-year anniversary of the closing of the

CUSIP No. 27876C107                 13D                    Page 10 of 19 Pages


Merger, would such Rejected Shares have been sold. Notwithstanding the foregoing, the sum of the Interim Backstop Payment and the Aggregate Buyback Amount less the product of (i) the market price of the Common Stock (as determined in the Backstop Agreement) and (ii) the number of Total Shares less any Rejected Shares, shall not exceed the Initial Investment Amount less $1,000,000.

     Hudson Bay Fund LP also received an irrevocable option (the "Put Option") set forth in a Letter Agreement attached as Exhibit 3 hereto, dated as of January 3, 2008, to sell to Chicago Investments Inc. ("CII") and CII is obligated to purchase from Hudson Bay Fund LP, all or any portion of up to 100,000 shares of Common Stock of the Company at a price equal to $8.30 per share for a maximum aggregate price of $830,000. The Put Option will be valid until the earlier of March 3, 2008 and the date Hudson Bay Fund LP sells all of the Common Stock subject to the Put Option to any third party. In connection with the Put Option, CII agreed to secure its payment obligation under the Put Option by depositing cash in the amount of $830,000 in an escrow account.

     Each of Joshua S. Kanter, Joel Kanter, Gene E. Burleson, Marva Jan Burleson and Windy City, Inc. agreed to provide guaranties of all obligations under the Backstop Agreement and the Letter Agreement in favor of Hudson Bay Fund LP and Hudson Bay Capital Management LP.

     Subsequent to the transactions set forth in this Item 4, Hudson Bay Fund LP transferred sixty-two percent (62%) of its interest in the shares of Common Stock of the Company to Hudson Bay Overseas Fund Ltd. In connection with such transfer, Hudson Bay Fund LP also transferred a pro rata portion of its rights outlined above to Hudson Bay Overseas Fund Ltd.

     The descriptions of the Backstop Agreement and the Letter Agreement are a brief summary of each of those agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements, which are attached as exhibits to this Schedule 13D.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 27876C107                 13D                    Page 11 of 19 Pages


Item 5.     Interest in Securities of the Issuer.

      A. Hudson Bay Capital Management, L.P.

               (a) As of the date hereof, Hudson Bay Capital Management, L.P. may be deemed the beneficial owner of (i) 427,310 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 697,190 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd. As of January 3, 2008, Hudson Bay Capital Management, L.P. may have been deemed the beneficial owner of (i) 304,000 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 496,000 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

                    Percentage: Approximately 4.78% as of the date hereof. Approximately 9.14% as of January 3, 2008. The percentages used herein and in the rest of Item 5 in connection with the Reporting Persons' holdings after the closing of the Merger are calculated based upon 23,511,969 shares, which reflects the number of shares of Common Stock outstanding, as of January 4, 2008 post-Merger, as reported in the Company's current report on Form 8-K filed on January 10, 2007. The percentages used herein and in the rest of Item 5 in connection with the Reporting Persons' holdings on January 3, 2008 are calculated based upon 8,750,000 shares, which reflects the number of shares of Common Stock outstanding, as of November 2007, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2007.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) Hudson Bay Capital Management, L.P. did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Hudson Bay Capital Management, L.P. ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


      B. Hudson Bay Fund LP

CUSIP No. 27876C107                 13D                    Page 12 of 19 Pages


               (a) As of the date hereof, Hudson Bay Fund LP may be deemed the beneficial owner of 427,310 shares of Common Stock. As of January 3, 2008, Hudson Bay Fund LP may have been deemed the beneficial owner of, 304,000 shares of Common Stock.

                    Percentage: Approximately 1.82% as of the date hereof. Approximately 3.47% as of January 3, 2008.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) The number of shares of Common Stock acquired by Hudson Bay Fund LP is set forth on Schedule B and is incorporated herein by reference. Hudson Bay Fund LP entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Hudson Bay Fund LP ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


      C. Hudson Bay Overseas Fund, Ltd.

               (a) As of the date hereof, Hudson Bay Overseas Fund, Ltd. may be deemed the beneficial owner of 697,190 shares of Common Stock. As of January 3, 2008, Hudson Bay Overseas Fund, Ltd. may have been deemed the beneficial owner of 496,000 shares of Common Stock.

                    Percentage: Approximately 2.97% as of the date hereof. Approximately 5.67% as of January 3, 2008.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) The number of shares of Common Stock acquired by Hudson Bay Overseas Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. Hudson Bay Overseas Fund, Ltd. entered into transaction in the Common Stock within the last sixty days which are set forth on Schedule B.

CUSIP No. 27876C107                 13D                    Page 13 of 19 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Hudson Bay Overseas Fund, Ltd. ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


      D. Sander Gerber

               (a) As of the date hereof, Sander Gerber may be deemed the beneficial owner of (i) 427,310 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 697,190 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd. As of January 3, 2008, Sander Gerber may have been deemed the beneficial owner of (i) 304,000 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 496,000 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

                    Percentage: Approximately 4.78% as of the date hereof. Approximately 9.14% as of January 3, 2008.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) Sander Gerber did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Sander Gerber ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


      E. Yoav Roth

               (a) As of the date hereof, Yoav Roth may be deemed the beneficial owner of (i) 427,310 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 697,190 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd. As of January 3, 2008, Yoav Roth may have been deemed the beneficial owner of (i) 304,000 shares of Common Stock

CUSIP No. 27876C107                 13D                    Page 14 of 19 Pages


                    owned by Hudson Bay Fund LP and (ii) 496,000 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

                    Percentage: Approximately 4.78% as of the date hereof. Approximately 9.14% as of January 3, 2008.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) Yoav Roth did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Sander Gerber ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


      E. John Doscas

               (a) As of the date hereof, John Doscas may be deemed the beneficial owner of (i) 427,310 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 697,190 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd. As of January 3, 2008, John Doscas may have been deemed the beneficial owner of (i) 304,000 shares of Common Stock owned by Hudson Bay Fund LP and (ii) 496,000 shares of Common Stock owned by Hudson Bay Overseas Fund, Ltd.

                    Percentage: Approximately 4.78% as of the date hereof. Approximately 9.14% as of January 3, 2008.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: See item (a) above.

               (c) John Doscas did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days by Hudson Bay Fund LP and Hudson Bay Overseas Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 27876C107                 13D                    Page 15 of 19 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) John Doscas ceased to be the beneficial owner of more than five percent of the shares of Common Stock on January 4, 2008.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Backstop Agreement Agreement, the Letter Agreement and the Guarantee Agreement described in Item 4 and the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

     Exhibit 2: Backstop Agreement dated January 4, 2008 by and among the parties named on the signature pages date thereto.

     Exhibit 3: Letter Agreement dated January 3, 2008.

CUSIP No. 27876C107                 13D                    Page 16 of 19 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 14, 2008

HUDSON BAY FUND LP                        HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ Yoav Roth                         By: /s/ Yoav Roth
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                         /s/ Sander Gerber
    -------------                         -----------------
Name:  Yoav Roth                           SANDER GERBER
Title  Principal and Portfolio Manager


/s/ Yoav Roth                             /s/ John Doscas
-------------                             ---------------
YOAV ROTH                                 JOHN DOSCAS

CUSIP No. 27876C107                 13D                    Page 17 of 19 Pages


                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any shares of Common Stock.

HUDSON BAY CAPITAL MANAGEMENT, L.P.

Hudson Bay Capital Associates LLC, the General Partner of Hudson Bay Capital Management, L.P., is a Delaware limited liability company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is 120 Broadway, 40th floor, New York, NY 10271.


HUDSON BAY FUND LP

Hudson Bay Capital GP LLC, the General Partner of Hudson Bay Fund, L.P., is a Delaware limited liability company. Its principal business is the management of investment funds and activities related thereto. Its principal business address is 120 Broadway, 40th floor, New York, NY.


HUDSON BAY OVERSEAS FUND LTD.

Sander Gerber is a citizen of the United States. His principal occupation is Chief Executive Officer and Chief Investment Officer of Hudson Bay Capital Management, L.P. His business address is 120 Broadway, 40th floor, New York, NY.

John C. Doscas is a citizen of the United States. His principal occupation is President of Hudson Bay Capital Management, L.P. His business address is 120 Broadway, 40th floor, New York, NY.

Michelle M. Willson-Clarke is a citizen of the Unites States and the Cayman Islands. Her principal occupation is Vice-President of Walkers SPV Limited. Her business address is Walker House, PO Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

CUSIP No. 27876C107                 13D                    Page 18 of 19 Pages


                                   Schedule B




                                   TRANSACTION     NUMBER OF     PRICE PER
PURCHASER               DATE       TYPE            SHARES        SHARE
---------               ----       -----------     ---------     ---------
Hudson Bay Fund LP     1/3/2008    Purchase        304,000       $8.10
Hudson Bay Fund LP     1/7/2008    Sale              1,520       $6.75
Hudson Bay Fund LP     1/8/2008    Sale              2,280       $6.64
Hudson Bay Fund LP     1/9/2008    Sale                570       $6.69
Hudson Bay Fund LP     1/10/2008   Sale              4,560       $6.74
Hudson Bay Fund LP     1/14/2008   Sale                760       $6.56

                                                  ---------
                                                   294,310
                                                  ---------

Hudson Bay Overseas     1/3/2008   Purchase       496,000        $8.10
Fund, Ltd.
Hudson Bay Overseas     1/7/2008   Sale             2,480        $6.75
Fund, Ltd.
Hudson Bay Overseas     1/8/2008   Sale             3,720        $6.64
Fund, Ltd.
Hudson Bay Overseas     1/9/2008   Sale               930        $6.69
Fund, Ltd.
Hudson Bay Overseas     1/10/2008  Sale            $7,440        $6.74
Fund, Ltd.
Hudson Bay Overseas     1/14/2008  Sale            $1,240        $6.56
Fund, Ltd.

                                                  ---------
                                                   480,190
                                                  ---------

CUSIP No. 27876C107                 13D                    Page 19 of 19 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  January 14, 2008

HUDSON BAY FUND LP                        HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ Yoav Roth                         By: /s/ Yoav Roth
    -------------                             -------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                         /s/ Sander Gerber
    -------------                         -----------------
Name:  Yoav Roth                          SANDER GERBER
Title  Principal and Portfolio Manager




/s/ Yoav Roth                             /s/ John Doscas
-------------                             ---------------
YOAV ROTH                                 JOHN DOSCAS